

June 14, 2011

Via E-mail
Mr. Robert Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-32141

Dear Mr. Bailenson:

We have reviewed your May 19, 2011 response to our May 5, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing your response to the comments, we may have additional comments.

Notes to Consolidated Financial Statements
5. Financial Guaranty Contracts Accounted for as Insurance
Loss Estimation Process
Breaches of Representations and Warranties, page 203

1. We acknowledge your response to the last bullet of our second comment regarding the accounting for the settlement with BofA and may have further comments.

2. It is apparent from your response to the second bullet of our second comment that you estimated your recoveries on the 21 first lien RMBS transactions as of December 31, 2010 at approximately $100 million. From your response to the third bullet of that comment, it now appears that as a result of the settlement with BofA you expect to recover $80% of the total expected losses of $490 million, or approximately $392 million. Regardless of how you ultimately account for the settlement with BofA – either as the solidification of a subrogation recovery estimate or under reinsurance accounting – please provide us proposed revised disclosure to be included in your June 30, 2011 Form

10-Q that clarifies the impact of the change in estimate resulting from this settlement on your previous expected loss estimates and your net income.

11. Income Taxes
Provision for Income Taxes, page 249

3. We acknowledge your response to our comment five. Please address the following additional comments:
   - Please explain to us why Dexia would amend its 2008 consolidated tax return that results in your ability to recognize $55.8 million of deferred tax assets associated with your acquisition of AGMH. In this regard, it appears unlikely that Dexia would unilaterally make a change that solely benefits you without some compensation. Please clarify whether the amended return afforded Dexia the ability to recognize benefits in 2008 associated with AGMH or whether the change was mandated by a tax audit or ruling.
   - Please explain to us your consideration of the position taken by Dexia on its amended 2008 consolidated tax return and how it impacted your assessment of uncertainty in income taxes in terms of recognition under ASC 740-10-25-5 and measurement under ASC 740-10-55-5.
   - Please clarify for us why you could not take the tax position adopted by Dexia in its amended 2008 consolidated tax return when you acquired AGMH without Dexia amending its tax return.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant